UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Haskett — 212-883-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Campus Drive, Suite 106	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael E. Haskett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett Capital Corporation of March 31, 2020, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Mark B. Borteck

Notary Public

Registration No. 02BO4626868. Commission Expires August 31, 2022.
Qualified in Westchester County, State of New York

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934) AS A PUBLIC DOCUMENT

GORDON, HASKETT CAPITAL CORPORATION
TABLE OF CONTENTS
MARCH 31, 2020

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

100 Campus Drive, Suite 106
Florham Park, NJ 07932
973.267.4200
973.984.9634 (fax)
cpa@rem-co.com

Offices in New York City, Long Island, New Jersey & Cayman Islands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gordon, Haskett Capital Corporation
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordon, Haskett Capital Corporation as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gordon, Haskett Capital Corporation as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gordon, Haskett Capital Corporation's management. Our responsibility is to express an opinion on Gordon, Haskett Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gordon, Haskett Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Gordon, Haskett Capital Corporation's auditor since 2012.
Florham Park, New Jersey
June 30, 2020

GORDON, HASKETT CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

Cash and cash equivalents	$	914,775
Clearing deposit		200,000
Commissions receivable		93,419
Furniture and equipment (net of accumulated depreciation of $253,681)		-
Total assets	$	1,208,194

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	45,001
Due to related party		32,735
Total liabilities		77,736
Subordinated borrowings		501,667
Stockholders' equity		
Common stock, par value $.01 per share		
Authorized: 1,000 shares		
Issued and outstanding: 96 shares		1
Additional paid-in capital		5,543,050
Accumulated deficit		(4,914,260)
Total stockholders' equity		628,791
Total liabilities and stockholders' equity	$	1,208,194

See notes to financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gordon, Haskett Capital Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company, like other securities industry entities, is affected by economic and political conditions.

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term money market funds and highly-liquid debt instruments purchased with an original maturity of three months or less when purchased.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

- Level 3 – Valuations are based on inputs that are unobservable and significant to overall fair value measurement.

Income Taxes

The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. However, the Company is subject to New York City corporate taxes. Deferred tax assets of $497,000 are fully offset by a contra valuation allowance in the same amount. The valuation allowance increased by $10,000 for the year ended March 31, 2020.

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of March 31, 2020.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2016-2018, or expected to be taken in year 2019 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal, New York State and New York City where the Company operates. The Company is not aware of any tax positions for which is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of interest expenses. As of March 31, 2020, the Company has no accrued interest or penalties related to uncertain tax positions.

Furniture and Equipment

Furniture and equipment consists of computers, and furniture and fixtures which are recorded at cost and depreciated over their useful lives of five years. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Lease Accounting and Adoption of New Accounting Standard

Effective April 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-2, *Leases* (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether the classification of the operating lease would different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 month or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company's lease obligations are deemed to be short-term. As such, there was no impact on the financial statements upon adoption.

Note 2 – Fair Value Measurements of Securities Owned

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities. Money market funds are valued at net asset value, which represents amortized cost.

Description	Level 1	
Money Market Funds	$ 914,775	Reported as cash equivalents

Note 3 - Furniture and Equipment

The components of furniture and equipment are as follows:

Office equipment	$ 212,412
Furniture and fixtures	41,269
	253,681
Less: Accumulated depreciation	(253,681)
	$ - 0 -

Note 4 - Subordinated Borrowings

The Company entered into a Subordinated Loan Agreement ("Agreement") on February 28, 2020 with one of its stockholders ("Lender"). Under the terms of this agreement, the Company borrowed $500,000 from the lender to be repaid on February 28, 2023 plus interest payable annually at a rate of 4% per annum. The Agreement was approved by FINRA on March 3, 2020. Accordingly the subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule.

The Company and the Lender have elected to have all eligible accrued interest payable on the loan considered as additional subordinated capital for purposes of computing net capital, subject to a minimum monthly accrual of $1,000 ($12,000 per annum). In addition, the Agreement automatically suspends repayment of the principal in the event the payment would cause the Company to be in violation of various provisions of Rule 15c3-1.

Subordinated borrowings totaling $501,667 approximates fair value.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Company had net capital of $1,106,975 which exceeded the requirement of $50,000 by $1,056,975. The Company's net capital ratio was 0.07 to 1.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company maintains its cash and cash equivalents at its clearing broker.

Note 7 – Related Party Transactions

The Company has two separate Research Exchange Vendor Agreements with two separate related entities (under common ownership) whereby the Company agrees to pay the related entities for research services pursuant to Section 28 (a) of the Securities and Exchange Commission. As of March 31, 2020, the Company owed $32,735 to one related entity, which is reported as due to related party in the accompanying statement of financial condition.

The Company has entered into four separate written expense reimbursements agreements with certain related parties owned by a 50% stockholder, or under common ownership of the Company.

The Company leases office space from a related entity that is wholly owned by a 50% stockholder of the Company, on a month-to-month basis.

Note 8 – Employee Benefit Plans – 401(k) Plan

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements.

Note 9 – Subsequent Events

Management has evaluated subsequent events through June 30, 2020, the date the financial statements were available to be issued.

The Company is proactively managing business continuity and safety considerations as circumstances of the coronavirus disease 2019 ("COVID-19") evolve. Our leadership team's priority is on ensuring the health and safety of all employees, clients and communities, while also ensuring full continuity of services and access. The Company started transitioning to a work from home environment early in March 2020, and has been following the Centers for Disease Control and Prevention and local authorities' recommendations on safe practices throughout this process. We have undertaken a number of steps to facilitate safety, security and full continuity of service, including:

- Management and key personnel conference regularly to assess developments and determine the best action to ensure continuity and safety of our employees and partners.

Note 9 – Subsequent Events (Continued)

- We have adopted interim business practices, including restricting business travel, requiring all meetings to take place via remote access tools, adopting safety protocols to limit the potential for exposure, adopting social distancing practices, implementing a clearly-defined approval process for reentry to any worksite, advising personnel on preventive measures and offering remote collaboration and productivity tools and training resources to our employees.

- We enhanced monitoring and capabilities of our systems to allow our remote workforce to function efficiently and have continued our educational and monitoring practices to ensure there are no compromises to confidentiality, privacy and cybersecurity requirements.

- We have transitioned seamlessly to remote working. Our teams have a strong heritage of active collaboration which has migrated to a virtual environment without compromise.

- Our office trading desk is staffed, and other brokers are working remotely.

- We have not initiated any layoffs, furloughs or reduced hours. As we implemented our business continuity plans, we have intentionally maintained the same practices for all our employees based upon their regular work schedule.

As the COVID-19 pandemic is complex and rapidly evolving, the Company's plans as described above may change. At this point, we cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on our business, results of operations, financial position and cash flows.